Exhibit 99.1

21Vianet Group, Inc. Reports Fourth Quarter and Full

Year 2016 Unaudited Financial Results

BEIJING, March 8, 2017 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2016. The Company will hold a conference call at 8:00 p.m. Eastern Time on Wednesday, March 8, 2017. Dial-in details are provided at the end of the release.

Mr. Steve Zhang, Chief Executive Officer of the Company, stated, “Despite facing severe headwinds in our managed network services business, we continue to see stable growth in our core IDC, VPN, and cloud businesses this quarter. Last December, in partnership with Microsoft, we launched Power BI, a business data analytics cloud service, adding to our wide-array of cloud offerings for our customers. Most recently, we finalized and signed an investment agreement with Warburg Pincus, which expands upon the strategic agreement previously announced. The end result remains the same, as we will establish joint ventures for our digital real estate business with a focus on the customized wholesale data center market, and will aim to build out 80,000 to 100,000 additional cabinets in the next five to seven years. Our core retail colocation and cloud services will be supplemented with wholesale data center services, providing more complete and expanded service offerings to our customers. This restructuring of our business will allow us to continue to fine-tune our Capex structure, improve our operating leverage, and provide customers with more value-added services such as hybrid cloud solutions. With the evolving internet landscape in China and the strong demands of internet traffic, computing, and data storage, we will solidify our position as a leading internet infrastructure services provider and meet the ever-changing needs of our customers.

Mr. Terry Wang, Chief Financial Officer of the Company, further commented, “We are pleased to announce that we met our fourth quarter and full year guidance for both top line net revenues and adjusted EBITDA. In 2016, we increased our total revenues to RMB3.64 billion, which was primarily driven by a 14.2% year-over-year increase in revenues from our hosting and related businesses. During the fourth quarter of 2016, we added over 300 cabinets in our self-built data centers, bringing the total number of cabinets up to 26,380. Our cloud business maintained its growth trajectory, which was mainly attributable to the robust results from our partnerships with Microsoft and IBM. Looking forward, we will aim to consistently deploy new cabinets and enhance our monthly recurring revenues in order to reignite our top line growth and realize margin expansion. Additionally, even though our MNS and CDN businesses continued to experience pricing pressure and intense competition in 2016, we began seeing signs of price stabilization. We are confident that we will generate further value for our shareholders through our continuous effort to optimize operations, our sustainable investment in asset-light businesses and the emerging opportunities in customized wholesale data centers.”

Fourth Quarter 2016 Financial Results

REVENUES: Net revenues for the fourth quarter of 2016 were RMB900.6 million (US$129.7 million), as compared with RMB983.4 million in the comparative period in 2015. The decrease was primarily due to a decrease in MNS revenues.

Net revenues from hosting and related services increased by 4.7% to RMB790.1 million (US$113.8 million) in the fourth quarter of 2016 from RMB754.7 million in the comparative period in 2015, primarily due to an increase in total number of billable cabinets, partially offset by the lower utilization rate and MRR, or monthly recurring revenue, per cabinet.

Net revenues from MNS were RMB110.6 million (US$15.9 million) in the fourth quarter of 2016, as compared with RMB228.7 million in the comparative period in 2015. The decrease was primarily due to a 107 million decrease in Aipu revenues, which was driven by intensified competition.

GROSS PROFIT: Gross profit for the fourth quarter of 2016 was RMB183.4 million (US$26.4 million), as compared with RMB219.2 million in the comparative period in 2015. Gross margin for the fourth quarter of 2016 was 20.4%, as compared with 22.3% in the comparative period in 2015.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, was RMB222.6 million (US$32.1 million) in the fourth quarter of 2016, as compared with RMB264.3 million in the comparative period in 2015. Adjusted gross margin was 24.7% in the fourth quarter of 2016, compared with 26.9% in the comparative period in 2015.

OPERATING EXPENSES: Total operating expenses were RMB690.4 million (US$99.4 million) in the fourth quarter of 2016, as compared with RMB314.5 million in the comparative period in 2015. Adjusted operating expenses, which exclude a one-time impairment of long-term asset, share-based compensation expenses and changes in the fair value of contingent purchase consideration payable, were RMB309.8 million (US$44.6 million), as compared with RMB275.9 million in the comparative period in 2015. As a percentage of net revenues, adjusted operating expenses were 34.4%, as compared with 28.1% in the comparative period in 2015.

Sales and marketing expenses were RMB92.0 million (US$13.3 million) in the fourth quarter of 2016, as compared with RMB101.8 million in the comparative period in 2015. The decrease was primarily due to reduced agency fees.

General and administrative expenses were RMB186.7 million (US$26.9 million) in the fourth quarter of 2016, as compared with RMB141.0 million in the comparative period in 2015. The increase was primarily due to increased staff cost.

Research and development expenses were RMB38.4 million (US$5.5 million) in the fourth quarter of 2016, as compared with RMB41.6 million in the comparative period in 2015.

Bad debt provisions were RMB47.5 million (US$6.8 million) in the fourth quarter of 2016, as compared with RMB25.1 million in the comparative period in 2015.

Changes in the fair value of contingent purchase consideration payable was a gain of RMB67.2 million (US$9.7 million) in the fourth quarter of 2016, as compared with a loss of RMB5.1 million in the comparative period in 2015.

One-time impairment of long-term asset was RMB392.9 million (US$56.6 million) in the fourth quarter of 2016.

ADJUSTED EBITDA: Adjusted EBITDA for the fourth quarter of 2016 was RMB52.0 million (US$7.5 million), as compared with RMB102.1 million in the comparative period in 2015. The decrease in adjusted EBITDA was primarily due to the inclusion of a RMB47.5 million bad debt provision. Adjusted EBITDA margin for the fourth quarter of 2016 was 5.8% compared with 10.4% in the comparative period in 2015. Adjusted EBITDA for the fourth quarter of 2016 excludes a one-time impairment of long-term asset of RMB392.9 million (US$56.6 million), share-based compensation expenses of RMB56.7 million (US$8.2 million) and changes in the fair value of contingent purchase consideration payable which was a gain of RMB67.2 million (US$9.7 million).

NET PROFIT/LOSS: Net loss for the fourth quarter of 2016 was RMB485.2 million (US$69.9 million), as compared with a net loss of RMB112.9 million in the comparative period in 2015.

Adjusted net loss for the fourth quarter of 2016 was RMB66.1 million (US$9.5 million), as compared with an adjusted net loss of RMB29.1 million in the comparative period in 2015. Adjusted net loss in the fourth quarter of 2016 mainly excludes a one-time impairment of long-term asset of RMB392.9 million (US$56.6 million) and changes in the fair value of contingent purchase consideration payable and related deferred tax impact which was a gain of RMB67.9 million (US$9.8 million). Adjusted net margin in the fourth quarter of 2016 was negative 7.3%, as compared with negative 3.0% in the comparative period in 2015.

LOSS PER SHARE: Diluted loss per share for the fourth quarter of 2016 was RMB0.69, which represents the equivalent of RMB4.14 (US$0.60) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted loss per share for the fourth quarter of 2016 was RMB0.08, which represents the equivalent of RMB0.48 (US$0.07) per ADS. Adjusted diluted loss per share is calculated using adjusted net loss as discussed above divided by the weighted average number of shares.

As of December 31, 2016, the Company had a total of 679.8 million ordinary shares outstanding, or equivalent of 113.3 million ADSs.

BALANCE SHEET: As of December 31, 2016, the Company’s cash and cash equivalents and short-term investment were RMB1.58 billion (US$226.9 million).

Fourth Quarter 2016 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet was RMB8,490 in the fourth quarter of 2016, compared with RMB8,696 in the third quarter of 2016.

•	Total cabinets under management increased to 26,380 as of December 31, 2016 from 26,184 as of September 30, 2016, with 19,294 cabinets in the Company’s self-built data centers and 7,086 cabinets in its partnered data centers.

•	Utilization rate was 75.2% in the fourth quarter of 2016, compared with 77.9% in the third quarter of 2016.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 0.55% in the fourth quarter of 2016, compared with 0.95% in the third quarter of 2016.

Full Year 2016 Financial Performance

For the full year of 2016, net revenue increased to RMB3.64 billion (US$524.5 million) from RMB3.63 billion in the prior year. Adjusted EBITDA for the full year was RMB243.9 million (US$35.1 million), as compared with RMB540.4 million in the prior year. Adjusted EBITDA margin was 6.7%, as compared with 14.9% in the prior year. Adjusted EBITDA for the full year excludes impairment of long-term asset of RMB392.9 million (US$56.6 million), share-based compensation expenses of RMB118.7 million (US$17.1 million) and changes in the fair value of contingent purchase consideration payable of RMB93.3 million (US$13.4 million). Adjusted net loss for the full year was RMB332.9 million (US$47.9 million), as compared with a loss of RMB10.8 million in the prior year. Adjusted net loss in the full year excludes impairment of long-term asset of RMB392.9 million (US$56.6 million), share-based compensation expenses of RMB118.7 million (US$17.1 million), amortization of intangible assets derived from acquisitions of RMB151.0 million (US$21.8 million), changes in the fair value of contingent purchase consideration payable and related deferred tax assets of RMB93.5 million (US$13.5 million), and a one-time loss on debt extinguishment of RMB29.8 million (US$4.3 million). Adjusted diluted loss per share for the full year of 2016 was RMB0.40 (US$0.06), which represents the equivalent of RMB2.40 (US$0.35) per ADS.

Recent Developments

On March 5, 2017, the Company signed an investment agreement (“IA”) with Warburg Pincus to establish a multi-stage joint venture (“JV”) and build a digital real estate platform in China. The IA supersedes the strategic agreement signed on October 31, 2016. The overall structure remains the same, while the IA added certain details on how the cooperation will be carried out. Pursuant to the IA, 21Vianet will still seed the initial JV with four existing high-performing IDC assets, valued at over US$300 million, and Warburg Pincus will contribute direct capital and extensive industry network and resources in the real estate sector. Also pursuant to the IA, 21Vianet will own 51% of the equity interest in the initial JV while Warburg Pincus will own the remaining 49%. With respect to future JVs, 21Vianet will own 49% of the equity interest while Warburg Pincus will own the remaining 51%.

Financial Outlook

For the first quarter of 2017, the Company expects net revenues to be in the range of RMB820 million to RMB880 million, as compared with RMB862.3 million in the prior year period. Adjusted EBITDA is expected to be in the range of RMB65 million to RMB85million, as compared with RMB108.6 million in the prior year period.

For the full year of 2017, the Company now expects net revenues to be in the range of RMB3.7 billion to RMB3.9 billion, as compared with RMB3.64 billion in the prior year. Adjusted EBITDA for the full year 2017 is expected to be in the range of RMB420 million to RMB460 million, as compared with RMB243.9 million in the prior year. These forecasts reflect the Company’s current and preliminary view, which may be subject to change.

Conference Call

The Company will hold a conference call on Wednesday, March 8, 2017 at 8:00 pm U.S. Eastern Time, or Thursday, March 9, 2017 at 9:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-855-500-8701
International:	+65-6713-5440
China Domestic:	400-120-0654
Hong Kong:	+852-3018-6776
Conference ID:	72616852

The replay will be accessible through March 16, 2017, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	72616852

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9430 to US$1.00, the noon buying rate in effect on December 31, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Calvin Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xueli Song

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2015	December 31, 2016
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,685,054	1,297,418	186,867
Restricted cash	195,230	1,963,561	282,812
Accounts and notes receivable, net	694,108	655,459	94,406
Short-term investments	104,897	277,946	40,033
Inventories	13,539	4,431	638
Prepaid expenses and other current assets	642,553	777,131	111,930
Deferred tax assets	31,113	43,362	6,245
Amount due from related parties	105,137	182,615	26,302

Total current assets	3,471,631	5,201,923	749,233
Non-current assets:
Property and equipment, net	3,653,071	3,781,613	544,666
Intangible assets, net	1,274,166	977,341	140,766
Land use rights, net	64,682	167,646	24,146
Deferred tax assets	46,900	57,314	8,255
Goodwill	1,755,970	1,755,970	252,912
Long term investments	198,907	298,871	43,046
Restricted cash	128,515	33,544	4,831
Amount due from related parties	70,000	—	—
Other non-current assets	183,868	147,302	21,216

Total non-current assets	7,376,079	7,219,601	1,039,838

Total assets	10,847,710	12,421,524	1,789,071

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	276,000	1,683,676	242,500
Accounts and notes payable	482,622	529,569	76,274
Accrued expenses and other payables	637,957	787,916	113,484
Deferred revenue	342,105	320,023	46,093
Advances from customers	185,800	201,397	29,007
Income taxes payable	49,959	21,899	3,154
Amounts due to related parties	397,588	121,928	17,561
Current portion of long-term bank borrowings	38,803	39,303	5,661
Current portion of capital lease obligations	140,488	243,723	35,103
Current portion of deferred government grant	6,332	5,107	736
Current portion of bonds payable	263,365	419,316	60,394

Total current liabilities	2,821,019	4,373,857	629,967
Non-current liabilities:
Long-term bank borrowings	103,421	268,221	38,632
Deferred revenue	68,535	62,531	9,006
Amounts due to related parties	27,384	—	—
Unrecognized tax benefits	14,492	28,689	4,132
Deferred tax liabilities	293,212	274,700	39,565
Non-current portion of capital lease obligations	579,070	536,623	77,290
Non-current portion of deferred government grant	31,288	25,886	3,728
Bonds payable	1,984,685	—	—
Mandatorily redeemable noncontrolling interests	100,000	—	—

Total non-current liabilities	3,202,087	1,196,650	172,353
Redeemable noncontrolling interests	790,229	700,000	100,821
Shareholders’ equity
Treasury stock	(193,142)	(204,557)	(29,462)
Ordinary shares	34	45	6
Additional paid-in capital	6,403,117	9,199,248	1,324,967
Accumulated other comprehensive loss	(24,236)	118,290	17,037
Statutory reserves	63,174	64,622	9,308
Accumulated deficit	(2,233,985)	(3,052,433)	(439,642)

Total 21Vianet Group, Inc. shareholders’ equity	4,014,962	6,125,215	882,214
Noncontrolling interest	19,413	25,802	3,716

Total shareholders’ equity	4,034,375	6,151,017	885,930

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	10,847,710	12,421,524	1,789,071

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2015	September 30, 2016	December 31, 2016		December 31, 2015	December 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	754,706	828,121	790,079	113,795	2,707,445	3,092,256	445,378
Managed network services	228,677	139,885	110,568	15,925	926,927	549,518	79,147

Total net revenues	983,383	968,006	900,647	129,720	3,634,372	3,641,774	524,525
Cost of revenues	(764,214)	(781,124)	(717,276)	(103,309)	(2,780,614)	(2,929,638)	(421,956)

Gross profit	219,169	186,882	183,371	26,411	853,758	712,136	102,569
Operating expenses
Sales and marketing	(101,797)	(100,138)	(92,018)	(13,253)	(359,460)	(352,926)	(50,832)
Research and development	(41,569)	(36,079)	(38,425)	(5,534)	(142,835)	(149,337)	(21,509)
General and administrative	(140,995)	(162,746)	(186,744)	(26,897)	(568,741)	(639,648)	(92,128)
Bad debt provision	(25,069)	(27,103)	(47,450)	(6,834)	(32,199)	(117,564)	(16,933)
Changes in the fair value of contingent purchase consideration payable	(5,060)	12,285	67,197	9,678	(43,325)	93,307	13,439
Impairment of long-lived assets	—	—	(392,947)	(56,596)	—	(392,947)	(56,596)
Other operating income	—	6,783	—	—	8,569	6,783	977

Total operating expenses	(314,490)	(306,998)	(690,387)	(99,436)	(1,137,991)	(1,552,332)	(223,582)

Operating loss	(95,321)	(120,116)	(507,016)	(73,025)	(284,233)	(840,196)	(121,013)
Interest income	5,692	3,716	4,839	697	53,494	21,078	3,036
Interest expense	(60,963)	(49,490)	(40,652)	(5,855)	(274,184)	(198,589)	(28,603)
Loss on debt extinguishment	—	(29,841)	—	—	—	(29,841)	(4,298)
Other income	20,115	23,894	189	27	30,430	28,556	4,113
Other expense	(1,848)	(1,010)	(1,825)	(263)	(3,701)	(16,449)	(2,369)
Foreign exchange gain	7,248	8,511	28,849	4,155	72,394	56,341	8,115

Loss before income taxes and gain from equity method investments	(125,077)	(164,336)	(515,616)	(74,264)	(405,800)	(979,100)	(141,019)
Income tax (expense) benefit	(28,044)	(10,064)	17,818	2,566	(47,830)	11,160	1,607
Gain from equity method investments	40,231	2,852	12,591	1,813	52,355	36,018	5,188
Net loss	(112,890)	(171,548)	(485,207)	(69,885)	(401,275)	(931,922)	(134,224)

Net (income) loss attributable to noncontrolling interest	(11,194)	37,579	41,951	6,042	(26,824)	114,922	16,552

Net loss attributable to ordinary shareholders	(124,084)	(133,969)	(443,256)	(63,843)	(428,099)	(817,000)	(117,672)

Loss per share
Basic	(0.24)	(0.15)	(0.69)	(0.10)	(0.85)	(1.37)	(0.20)
Diluted	(0.24)	(0.15)	(0.69)	(0.10)	(0.85)	(1.37)	(0.20)
Shares used in loss per share computation
Basic*	523,366,544	682,146,465	681,210,352	681,210,352	492,065,239	617,169,833	617,169,833
Diluted*	523,366,544	682,146,465	681,210,352	681,210,352	492,065,239	617,169,833	617,169,833
Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(1.44)	(0.90)	(4.14)	(0.60)	(5.10)	(8.22)	(1.18)
Diluted	(1.44)	(0.90)	(4.14)	(0.60)	(5.10)	(8.22)	(1.18)

*	Shares used in loss per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2015	September 30, 2016	December 31, 2016		December 31, 2015	December 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	219,169	186,882	183,371	26,411	853,758	712,136	102,569
Plus: share-based compensation expense	6,582	1,173	1,865	269	12,422	(4,110)	(592)
Plus: amortization of intangible assets derived from acquisitions	38,583	36,504	37,369	5,382	157,119	151,037	21,754

Adjusted gross profit	264,334	224,559	222,605	32,062	1,023,299	859,063	123,731

Adjusted gross margin	26.9%	23.2%	24.7%	24.7%	28.2%	23.6%	23.6%
Operating expenses	(314,490)	(306,998)	(690,387)	(99,436)	(1,137,991)	(1,552,332)	(223,582)
Plus: share-based compensation expense	33,537	32,208	54,808	7,894	177,605	122,839	17,692
Plus: changes in the fair value of contingent purchase consideration payable	5,060	(12,285)	(67,197)	(9,678)	43,325	(93,307)	(13,439)
Plus: impairment of long-lived assets	—	—	392,947	56,596	—	392,947	56,596

Adjusted operating expenses	(275,893)	(287,075)	(309,829)	(44,624)	(917,061)	(1,129,853)	(162,733)

Net loss	(112,890)	(171,548)	(485,207)	(69,885)	(401,275)	(931,922)	(134,224)
Plus: share-based compensation expense	40,119	33,381	56,673	8,163	190,027	118,729	17,101
Plus: amortization of intangible assets derived from acquisitions	38,583	36,504	37,369	5,382	157,119	151,037	21,754
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	5,060	(12,285)	(67,874)	(9,776)	43,325	(93,489)	(13,465)
Plus: loss on debt extinguishment	—	29,841	—	—	—	29,841	4,298
Plus: impairment of long-lived assets	—	—	392,947	56,596	—	392,947	56,596

Adjusted net loss	(29,128)	(84,107)	(66,092)	(9,520)	(10,804)	(332,857)	(47,940)

Adjusted net margin	-3.0%	-8.7%	-7.3%	-7.3%	-0.3%	-9.1%	-9.1%
Net loss	(112,890)	(171,548)	(485,207)	(69,885)	(401,275)	(931,922)	(134,224)
Minus: Provision for income taxes	(28,044)	(10,064)	17,818	2,566	(47,830)	11,160	1,607
Minus: Interest income	5,692	3,716	4,839	697	53,494	21,078	3,036
Minus: Interest expenses	(60,963)	(49,490)	(40,652)	(5,855)	(274,184)	(198,589)	(28,603)
Minus: Loss on debt extinguishment	—	(29,841)	—	—	—	(29,841)	(4,298)
Minus: Exchange gain	7,248	8,511	28,849	4,155	72,394	56,341	8,115
Minus: Gain from equity method investment	40,231	2,852	12,591	1,813	52,355	36,018	5,188
Minus: Other income	20,115	23,894	189	27	30,430	28,556	4,113
Minus: Other expenses	(1,848)	(1,010)	(1,825)	(263)	(3,701)	(16,449)	(2,369)
Plus: depreciation	105,355	122,484	129,243	18,615	402,035	478,862	68,970
Plus: amortization	46,917	44,452	47,335	6,818	189,257	186,901	26,919
Plus: share-based compensation expense	40,119	33,381	56,673	8,163	190,027	118,729	17,101
Plus: changes in the fair value of contingent purchase consideration payable	5,060	(12,285)	(67,197)	(9,678)	43,325	(93,307)	(13,439)
Plus: impairment of long-lived assets	—	—	392,947	56,596	—	392,947	56,596

Adjusted EBITDA	102,130	67,916	51,985	7,489	540,411	243,936	35,134

Adjusted EBITDA margin	10.4%	7.0%	5.8%	5.8%	14.9%	6.7%	6.7%
Adjusted net loss	(29,128)	(84,107)	(66,092)	(9,520)	(10,804)	(332,857)	(47,940)
Less: Net (profit) loss attributable to noncontrolling interest	(11,194)	37,579	41,951	6,042	(26,824)	114,922	16,552
Adjusted net loss attributable to the Company’s ordinary shareholders	(40,322)	(46,528)	(24,141)	(3,478)	(37,628)	(217,935)	(31,388)
Adjusted loss per share
Basic	(0.08)	(0.02)	(0.08)	(0.01)	(0.06)	(0.40)	(0.06)
Diluted	(0.08)	(0.02)	(0.08)	(0.01)	(0.06)	(0.40)	(0.06)
Shares used in adjusted loss per share computation:
Basic*	523,366,544	682,146,465	681,210,352	681,210,352	492,065,239	617,169,833	617,169,833
Diluted*	523,366,544	682,146,465	681,210,352	681,210,352	492,065,239	617,169,833	617,169,833
Adjusted loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.48)	(0.12)	(0.48)	(0.07)	(0.36)	(2.40)	(0.35)
Diluted	(0.48)	(0.12)	(0.48)	(0.07)	(0.36)	(2.40)	(0.35)

*	Shares used in adjusted loss/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	September 30, 2016	December 31, 2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(171,548)	(485,207)	(69,885)
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange gain	(8,511)	(28,849)	(4,155)
Changes in the fair value of contingent purchase consideration payable	(12,285)	(67,197)	(9,678)
Depreciation of property and equipment	122,484	129,243	18,615
Amortization of intangible assets	45,683	46,103	6,640
Provision for doubtful accounts and other receivables	24,091	48,706	7,015
Share-based compensation expense	33,382	56,672	8,162
Loss on debt extinguishment	29,841	—	—
Deferred income taxes benefit	(7,969)	(31,605)	(4,552)
Gain from equity method investment	(2,852)	(12,591)	(1,813)
Impairment of long-lived assets	—	392,947	56,596
Changes in operating assets and liabilities
Restricted cash	(67,455)	11,846	1,706
Inventories	2,214	1,617	233
Accounts and notes receivable	(32,229)	51,084	7,358
Unrecognized tax expense	717	5,984	862
Prepaid expenses and other current assets	32,589	(9,855)	(1,419)
Amounts due from related parties	(8,839)	(6,359)	(916)
Accounts and notes payable	(22,603)	(20,145)	(2,901)
Accrued expenses and other payables	6,362	25,348	3,652
Deferred revenue	(20,967)	(9,192)	(1,324)
Advances from customers	27,288	12,473	1,796
Income taxes payable	13,594	(14,864)	(2,141)
Amounts due to related parties	834	4,031	581
Deferred government grants	(2,291)	(1,344)	(194)
Gain from cost method investment	(5,160)	—	—

Net cash (used in) generated from operating activities	(23,630)	98,846	14,238

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(140,291)	(126,341)	(18,197)
Purchases of intangible assets	(5,742)	(9,910)	(1,427)
Payment for asset acquisition	(25,024)	(6,859)	(988)
Receipt of loans from third parties	—	40,000	5,761
Payments for short-term investments	—	(272,914)	(39,308)
Proceeds received from maturity of short-term investments	—	10,000	1,440
Payments for long-term investments	—	(5,025)	(724)
Proceeds from long-term investments	11,269	—	—
Minority investment in ZJK Energy	—	4,000	576

Net cash used in investing activities	(159,788)	(367,049)	(52,867)

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	(1,623,127)	(76,284)	(10,987)
Proceeds from exercise of stock options	401	662	95
Proceeds from long-term bank borrowings	49,650	54,620	7,867
Proceeds from short-term bank borrowings	1,570,676	37,000	5,329
Repayments of short-term bank borrowings	(30,000)	(123,000)	(17,716)
Repayments of long-term bank borrowings	(6,084)	(27,003)	(3,889)
Repayments of 2017 Bonds	(1,596,335)	—	—
Consideration paid to selling shareholders	—	(142)	(20)
Prepayment for shares repurchase plan	(27,245)	28,004	4,033
Payments for shares repurchase plan	(13,058)	(29,607)	(4,264)
Payments for capital leases	(41,038)	(61,616)	(8,875)

Net cash used in financing activities	(1,716,160)	(197,366)	(28,427)

Effect of foreign exchange rate changes on cash and short term investments	6,991	100,505	14,476
Net decrease in cash and cash equivalents	(1,892,587)	(365,064)	(52,580)
Cash and cash equivalents at beginning of period	3,555,069	1,662,482	239,447

Cash and cash equivalents at end of period	1,662,482	1,297,418	186,867